UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TWENTY-FIRST CENTURY FOX, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

90130A200

(CUSIP Number)

Roger J. Patterson
Associate General Counsel
Assistant Secretary
500 South Buena Vista Street
Burbank, California 91521
(818) 560-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copies to:

Faiza J. Saeed, Esq.
George F. Schoen, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

June 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

Page 2 of 7 Pages

CUSIP No. 90130A200

1	NAMES OF REPORTING PERSONS
The Walt Disney Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
306,623,480[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
306,623,480[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.40%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
Based on 798,520,953 shares of Class B Common Stock (as defined below) outstanding as of May 29, 2018 as set forth in the Schedule 14A filed by Twenty-First Century Fox, Inc. with the Securities and Exchange Commission on May 30, 2018. Pursuant to the Amended and Restated Voting Agreement described below, The Walt Disney Company (“Disney”) may be deemed to have beneficial ownership of 306,623,480 shares of Class B Common Stock and 57,000 shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of 21CF on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Amended and Restated Voting Agreement. Neither the filing of this statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Disney that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page 3 of 7 Pages

This statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (“SEC”) on December 22, 2017, as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 8, 2018 relating to shares of the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Twenty-First Century Fox, Inc., a Delaware corporation (“21CF”). This Amendment No. 2 amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 2 have the meanings assigned to them in the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended by amending Schedule A to remove the name and information of Kevin A. Mayer.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follow:

As described in response to Item 4, the Voting Agreement Shares (as defined below) to which this Statement relates have not been purchased by Disney, and thus no funds were used for such purpose. As an inducement for Disney to enter into the Amended and Restated Merger Agreement described in Item 4, the Murdoch Family Trust and Cruden Financial Services LLC, on behalf of itself and as trustee of the Murdoch Family Trust (collectively, the “Stockholders”), entered into an amended and restated voting agreement, dated as of June 20, 2018 (the “Amended and Restated Voting Agreement”) with Disney with respect to the Voting Agreement Shares (as defined below). Disney did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Amended and Restated Voting Agreement. For a description of the Amended and Restated Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended to add the following at the end of the section entitled “Merger Agreement”:

On June 20, 2018, Disney, TWDC Holdco 613 Corp., a Delaware corporation and wholly owned subsidiary of Disney (“New Disney”), WDC Merger Enterprises I, Inc., a Delaware corporation and wholly owned subsidiary of New Disney (“Delta Sub”), WDC Merger Enterprises II, Inc., a Delaware corporation and wholly owned subsidiary of New Disney (“Wax Sub”) and 21CF entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”). The Amended and Restated Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger, dated December 13, 2017, by and among Disney, TWC Merger Enterprises 2 Corp., TWC Merger Enterprises 1, LLC and 21CF, as amended by Amendment No. 1 thereto (as amended, the “Original Merger Agreement”).

Pursuant to the Amended and Restated Merger Agreement, Disney and 21CF have agreed to revise the structure of their previously announced transaction to provide that, following the Distribution, Disney will acquire 21CF under a newly formed holding company, New Disney.  Under the revised structure, subject to the terms and conditions set forth in the Amended and Restated Merger Agreement, following successive merger transactions (the “Mergers”), each of Disney and 21CF will become wholly-owned subsidiaries of New Disney.  The merger pursuant to which Delta Sub will merge with and into Disney will be effected pursuant to Section 251(g) of the Delaware General Corporation Law, permitting the merger of Disney with Delta Sub without a vote of Disney’s stockholders. The 21CF business to be acquired by Disney (the “Acquired Assets”) remain the same as under the Original Merger Agreement.

Page 4 of 7 Pages

Subject to the terms and conditions set forth in the Amended and Restated Merger Agreement, the Amended and Restated Merger Agreement also provides, among other things, that at the effective time of the merger pursuant to which Wax Sub will merge with and into 21CF (the “21CF Merger”), each share of common stock, par value $0.01 per share, of 21CF issued and outstanding immediately prior to the effective time of the 21CF Merger (other than (i) shares held in treasury by 21CF that are not held on behalf of third parties, (ii) shares held by subsidiaries of 21CF and (iii) shares held by 21CF stockholders who have not voted in favor of the 21CF Merger and perfected and not withdrawn a demand for appraisal rights pursuant to Delaware law) will be exchanged for consideration (the “Merger Consideration”) in the form of either cash (the “Cash Consideration”) or a fraction of a share of New Disney common stock (the “Stock Consideration”).  The value of the Merger Consideration may fluctuate with the market price of Disney common stock and will, subject to the collar described in the definition of “Exchange Ratio” below, be determined based on the volume-weighted average trading price of a share of Disney common stock on the New York Stock Exchange over the fifteen day consecutive trading day period ending on (and including) the trading day that is three trading days prior to the date of the effective time of the 21CF Merger (such price, the “Average Disney Price”).  Subject to the election, proration and adjustment procedures set forth in the Amended and Restated Merger Agreement, each share of 21CF common stock will be exchanged for an amount (such amount, the “Per Share Value”), payable in cash or New Disney common stock, equal to the sum of (i) $19.00 plus (ii) fifty percent (50.0%) of the value (determined based on the Average Disney Price) of a number of shares of Disney common stock equal to the Exchange Ratio (as defined below). The number of shares of New Disney common stock to be delivered in exchange for each share of 21CF common stock to 21CF stockholders electing to receive Stock Consideration will be equal to the Per Share Value divided by the Average Disney Stock Price. The Merger Consideration is subject to the proration provisions set forth in the Amended and Restated Merger Agreement, which ensure that the aggregate Cash Consideration (before giving effect to the adjustment for transaction taxes described below) is equal to $35.7 billion. As a result, the form of consideration a stockholder elects to receive may be adjusted such that it may receive, in part, a different form of consideration than the form it elected. Any 21CF stockholder not making an election will receive the Cash Consideration, the Stock Consideration or a combination of both, as determined by the proration provisions of the Amended and Restated Merger Agreement.

“Exchange Ratio” means:

If the Average Disney Price is an amount greater than $114.32, then the Exchange Ratio shall be 0.3324;

If the Average Disney Price is an amount greater than or equal to $93.53 but less than or equal to $114.32, then the Exchange Ratio shall be an amount equal to the quotient obtained by dividing (x) $38.00 by (y) the Average Disney Price; or

If the Average Disney Price is an amount less than $93.53, then the Exchange Ratio shall be 0.4063.

The Merger Consideration is also subject to adjustment for certain tax liabilities arising from the Separation and the Distribution and other transactions contemplated by the Amended and Restated Merger Agreement.  The Merger Consideration was set based on an estimate of $8.5 billion for such tax liabilities, and will be adjusted immediately prior to the closing of the acquisition if the final estimate of such tax liabilities at closing is more than $8.5 billion or less than $6.5 billion.  Such adjustment could increase or decrease the Merger Consideration, depending on whether the final estimate is lower or higher, respectively, than $6.5 billion or $8.5 billion.  Additionally, if the final estimate of such tax liabilities is lower than $8.5 billion, Disney will make a cash payment to New Fox, Inc. (“New Fox”) reflecting the difference between such amount and $8.5 billion, up to a maximum cash payment of $2 billion, effectively resulting in a net reduction in the amount of the cash dividend to 21CF from New Fox.

In addition, the Amended and Restated Merger Agreement provides that Disney will, if and to the extent necessary to obtain certain required governmental consents contemplated by the Amended and Restated Merger Agreement (the “Required Governmental Consents”), be required to divest Acquired Assets, other than 21CF’s regional sports networks, which generated, in the aggregate, no more than $1 billion of 21CF EBITDA (as defined in the Amended and Restated Merger Agreement), an increase of $500 million of 21CF EBITDA as compared to the Original Merger Agreement. Disney also remains committed, if and to the extent necessary to obtain the Required Governmental Consents, to divest 21CF’s regional sports networks. If any such divestitures are agreed to or accepted with respect to 21CF’s regional sports networks in obtaining the Required Governmental Consents, the $1 billion 21CF EBITDA threshold described in the prior sentence will be reduced by the lesser of (1) the aggregate amount of 21CF EBITDA attributable to such divested regional sports networks and (2) $500 million of 21CF EBITDA.

Additionally, the Amended and Restated Merger Agreement eliminates the condition contained in the Original Merger Agreement that the parties receive a tax ruling from the Australian Taxation Office.

Except as set forth above, the material terms of the Amended and Restated Merger Agreement are substantially the same as the terms of the Original Merger Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K/A filed with the Securities and Exchange Commission on December 14, 2017. The Amended and Restated Merger Agreement provides that each share of Disney common stock will be converted into one share of New Disney common stock.  Upon the completion of the mergers, New Disney’s common stock is expected to be listed for trading on the New York Stock Exchange under Disney’s current ticker symbol, “DIS”.

Page 5 of 7 Pages

Item 4 of the Original Schedule 13D is hereby amended to add the following at the end of the section entitled “Voting Agreement”:

On June 20, 2018, concurrently with the execution of the Amended and Restated Merger Agreement, Disney entered into an Amended and Restated Voting Agreement with the Stockholders.  The Amended and Restated Voting Agreement amends and restates in its entirety the Voting Agreement, dated December 13, 2017, by and among Disney and the Stockholders (the “Original Voting Agreement”). Shares of 21CF common stock beneficially owned by the Stockholders subject to the Amended and Restated Voting Agreement (the “Voting Agreement Shares”) comprised 306,623,480 shares of Class B Common Stock, constituting approximately 38.40% of the total issued and outstanding shares of Class B Common Stock as of June 20, 2018 and 57,000 shares of Class A Common Stock, constituting less than 1% of the total issued and outstanding shares of Class A Common Stock as of June 20, 2018. The terms of the Amended and Restated Voting Agreement conform the terms of the Original Voting Agreement to the Amended and Restated Merger Agreement and are otherwise substantially the same as those of the Original Voting Agreement.

The foregoing descriptions of the Amended and Restated Merger Agreement and the Amended and Restated Voting Agreement are qualified in their entirety by reference to the full text of such agreements. The Amended and Restated Merger Agreement and the Amended and Restated Voting Agreement are filed as Exhibits 4 and 5 hereto, respectively, and are incorporated herein by reference.

The Amended and Restated Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Disney, 21CF or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Amended and Restated Merger Agreement were made only for purposes of the Amended and Restated Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Amended and Restated Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Amended and Restated Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Amended and Restated Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Amended and Restated Merger Agreement, which subsequent information may or may not be fully reflected in Disney’s public disclosures.

Except as set forth in this Statement, the Amended and Restated Merger Agreement and the Amended and Restated Voting Agreement, neither Disney nor to Disney’s knowledge, any person named on Schedule A has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended by replacing each reference to “Merger Agreement” with a reference to “Amended and Restated Merger Agreement” and replacing each reference to “Voting Agreement” with a reference to “Amended and Restated Voting Agreement”.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the Merger Agreement Amendment set forth in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                Exhibit 4  Amended and Restated Agreement and Plan of Merger, dated as of June 20, 2018, by and among Twenty-First Century Fox, Inc., The Walt Disney Company, TWDC Holdco 613 Corp., WDC Merger Enterprises I, Inc. and WDC Merger Enterprises II, Inc. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by The Walt Disney Company on June 21, 2018).*

Page 6 of 7 Pages

                Exhibit 5  Amended and Restated Voting Agreement, dated as of  June 20, 2018, by and among  The Walt Disney Company, the Murdoch Family Trust and Cruden Financial Services (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed by The Walt Disney Company on June 21, 2018).

                *Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2018

The Walt Disney Company

By:	/s/ Roger J. Patterson
Name: Roger J. Patterson
Title: Associate General Counsel, Assistant Secretary
Registered In-house Counsel